Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                      January 19, 2012


VIA EDGAR

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

         Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein Emerging Markets Equity Portfolio
                 Post-Effective Amendment No. 110
                 File Nos. 2-29901 and 811-01716

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein Emerging Markets Equity Portfolio (the "Fund"), as provided orally to Young Seo of this office on December 15, 2011. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund - Annual Fund Operating Expenses: The
            subheadings, "Transfer Agent" and "Other Expenses", under the heading, "Other Expenses", are indented. Please also indent the percentage numbers for the same subheadings.

Response:   We have revised the Prospectus in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Annual Fund Operating Expenses:
            Please confirm that the Fund's Board cannot terminate the waiver before the expiration date of the waiver.

Response:   The Adviser has contractually agreed with the Fund to waive fees and/or reimburse expenses and not to terminate this fee waiver arrangement until 2015. While we believe it is unlikely because termination could result in a fee increase, the Fund's Board nevertheless retains the discretion, in accordance with its responsibilities under the Investment Company Act of 1940 and state law, to terminate the fee waiver arrangement before the expiration of its term if such termination would be in the best interests of the Fund's shareholders.

Comment 3:  Principal Strategies: Please confirm that a definition of an
            "emerging market issuer" is provided in the prospectus.

Response:   The definition of an "emerging market issuer" is provided in the
            Item 9 disclosure.

Comment 4:  Principal Strategies: Regarding credit default swap agreements
            ("CDS"), if the Fund intends to write CDS, please provide disclosure that the Fund will cover the full notional value of the CDS it writes.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 5:  Principal Risks: As reflected in the ICI Letter, a derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:   We believe that the disclosure is consistent with the ICI Letter.

Comment 6:  Additional Information About The Fund's Risks and Investments -
            Portfolio Holdings: If a description of the Fund policies and procedures with respect to the disclosure of the Fund portfolio securities is available also on the Fund's website, that fact should be disclosed.

Response:   We have not revised the Prospectus in response to this comment because a separate description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.

Comment 7:  Management of the Fund - Performance of Similarly Managed Accounts:
            Please include disclosure that the Similarly Managed Accounts and the Fund have substantially the same investment objectives, strategies and policies.

Response:   We have revised the prospectus in response to this comment.

Comment 8:  Management of the Fund - Performance of Similarly Managed Accounts:
            The first sentence of the third paragraph states that "[t]he performance data is net of all fees (including brokerage commissions) charged to the Similarly Managed Accounts". Please confirm that the excluded fees include sales loads, if any.

Response:   This is to confirm that excluded fees include sales loads, if any.

Retirement Prospectus
---------------------

Comment 9:  Fee Table: The sales charge for Class A shares, currently reading
            "None" in the Fee Table, should reflect what is in the retail prospectus - 4.25%. Changing this will affect the cost example and the performance table.

Response:   While, as we have discussed with you, we do not believe it is necessary, appropriate or required by Form N1-A, we have revised the Prospectus in response to this comment.

Comment 10: Fee Table: The sales charge reflected in the fee table for Deferred
            Sales Charge, currently reading "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no Deferred Sales Charge will occur.

Response:   While, as we have discussed with you, we do not believe it is necessary, appropriate or required by Form N1-A, we have revised the Prospectus in response to this comment.



                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.


                                                     Sincerely,

                                                     /s/ Joanne A. Skerrett
                                                     ----------------------
                                                     Joanne A. Skerrett


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.





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